                                EXE TECHNOLOGIES, INC.
                                8787 Stemmons Freeway
                                 Dallas, Texas 75247

March 17, 1999

VIA EDGAR AND FACSIMILE
-----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: James M. Daly

Re:  EXE Technologies, Inc.
     Withdrawal of Registration Statement on Form S-1
     File No. 333-59609

Dear Mr. Daly:

In accordance with Rule 477 under the Securities Act of 1933, as amended, EXE Technologies, Inc. ("EXE") hereby requests immediate withdrawal of its Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission on July 22, 1998, and amended on August 31, 1998 and September 24, 1998 (the "Registration Statement"). EXE requests withdrawal of the Registration Statement due to recent unfavorable market conditions for enterprise software vendors. None of the securities covered by the Registration Statement were offered for sale or sold.

EXE requests that the Commission grant at the staff's earliest convenience an order dated as of the date of this request to approve this application. Please provide EXE and EXE's legal counsel, Michael P. Gallagher, Esq., Pepper Hamilton LLP, 1235 Westlakes Drive, Suite 400, Berwyn, PA, 19312, with a copy of the order approving this application as soon as it is available. If you have any questions regarding this application, please do not hesitate to contact Mr. Gallagher at (610) 640-7807.

Very truly yours,


/s/ Raymond R. Hood
-------------------
Raymond R. Hood
President

cc:  Michael P. Gallagher, Esq.